Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-132335, 333-138489, 333-139118, 333-142773, 333-152083) and in the Registration Statements on Form S-8 (Nos. 333-147270) of Developers Diversified Realty Corporation of our report dated February 27, 2009, except with respect to our opinion on the consolidated financial statements in so far as they relate to the effects of the discontinued operations as discussed in Note 24, changes in accounting for certain convertible debt instruments and noncontrolling interests and in the computation of earnings per share discussed in Note 1, as to which the date is August 10, 2009 relating to the financial statements, financial statement schedules, and the effectiveness of internal control over financial reporting which appear in this Current Report on Form 8-K.
/s/ PRICEWATERHOUSECOOPERS LLP
Cleveland, Ohio
August 10, 2009